SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Sony Corporation
Sony Computer Entertainment Inc.
Sony Online Entertainment LLC
Sony Corporation of America

FOR IMMEDIATE RELEASE

SONY ONLINE ENTERTAINMENT ANNOUNCES
THEFT OF DATA FROM ITS SYSTEMS

Breach Believed to Stem From Initial Criminal Hack of SOE

Tokyo, May 3, 2011 – Sony Corporation and Sony Computer Entertainment announced today that their ongoing investigation of illegal intrusions into Sony Online Entertainment LLC (SOE, the company) systems revealed yesterday morning (May 2, Tokyo time) that hackers may have stolen SOE customer information on April 16th and 17th, 2011 (PDT).  SOE is based in San Diego, California, U.S.A.

This information, which was discovered by engineers and security consultants reviewing SOE systems, showed that personal information from approximately 24.6 million SOE accounts may have been stolen, as well as certain information from an outdated database from 2007.  The information from the outdated database that may have been stolen includes approximately 12,700 non-U.S. credit or debit card numbers and expiration dates (but not credit card security codes), and about 10,700 direct debit records of certain customers in Austria, Germany, Netherlands and Spain.

With the current outage of the PlayStation® Network and Qriocity™ services and the ongoing investigation into the recent attacks, SOE had also undertaken an intensive investigation into its system.  Upon discovery of this additional information, the company promptly shut down all servers related to SOE services while continuing to review and upgrade all of its online security systems in the face of these unprecedented cyber-attacks.

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On May 1, Sony apologized to its customers for the inconvenience caused by its network services outages.  The company is working with the FBI and continuing its own full investigation while working to restore all services.

Sony is making this disclosure as quickly as possible after the discovery of the theft, and the company has posted information on its website and will send e-mails to all consumers whose data may have been stolen.

The personal information of the approximately 24.6 million SOE accounts that was illegally obtained, to the extent it had been provided to SOE, is as follows:
•	name
•	address
•	e-mail address
•	birthdate
•	gender
•	phone number
•	login name
•	hashed password.

In addition to the information above, the 10,700 direct debit records from accounts in Austria, Germany, Netherlands and Spain, include:
•	bank account number
•	customer name
•	account name
•	customer address.

SOE will grant customers 30 days of additional time on their subscriptions, in addition to compensating them one day for each day the system is down.  It is also in the process of outlining a “make good” plan for its PlayStation®3 MMOs (DC Universe Online and Free Realms).  More information will be released this week.

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Additionally, the company is committed to helping its customers protect their personal data and will provide a complimentary offering to assist users in enrolling in identity theft protection services and/or similar programs. The implementation will be at a local level and further details will be made available shortly in each region.

Sony Online Entertainment LLC (SOE) has been a recognized worldwide leader in massively multiplayer online games since 1999.  Best known for its blockbuster hits and franchises, including EverQuest®, EverQuest® II, Champions of Norrath®, PlanetSide®, Free Realms®, Clone Wars Adventures™, and DC Universe Online™, SOE creates, develops and provides compelling online entertainment for virtually all platforms, including the PlayStation®3 Computer Entertainment System, Personal Computer, mobile and social networks.  SOE is building on its proven legacy and pioneering the future of the interactive entertainment space through creative development and inspired gameplay design for audiences of all ages.  To learn more, visit www.soe.com.

For more information and update about the SOE services, please visit www.soe.com/securityupdate.

About Sony Corporation
Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $78 billion for the fiscal year ended March 31, 2010.  Sony Global Web Site: http://www.sony.net/

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About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufactures, distributes and markets the PlayStation® game console, the PlayStation®2 computer entertainment system, the PSP® (PlayStation®Portable) handheld entertainment system and the PlayStation®3 (PS3®) system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, SCEI is an independent business unit of the Sony Group.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

May 3, 2011